STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF

LONGVIEW REAL ESTATE, INC.

Pursuant to Section 242 of the Delaware General Corporations Law, the undersigned, being the Chief Executive Officer of Longview Real Estate, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that the following resolutions were adopted by the Corporation’s Board of Directors and its majority stockholder as hereinafter described:

RESOLVED, that at the effective time of this amendment, the Certificate of Incorporation of this Corporation be amended as follows:

FIRST:  The name of the corporation is Cannabis-Rx Corp. (hereinafter referred to as the “Corporation”).

The foregoing resolution and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to a written consent of the directors of the Corporation dated January 23, 2014 in accordance with Section 141 of the Delaware General Corporation Law, and by the written consent dated January 23, 2014 of the holder of shares of the Corporation’s voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to the Corporation’s Certificate of Incorporation as of January 23, 2014.

LONGVIEW REAL ESTATE, INC.

/s/ Llorn Kylo

Llorn Kylo

President, CEO and Director